Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 03/02/18	OFFICIAL USE ONLY

Warning: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: MIAX PEARL, LLC

2. Provide the applicant's primary street address (Do not use a P.O. Box): 7 Roszel Road, Suite 5-A, Princeton, NJ 08540

3. Provide the applicant's mailing address (if different):

18002049

4. Provide the applicant's business telephone and facsimile number:
   Telephone: 609-897-7300; Facsimile: 609-987-2210

5. Provide the name, title and telephone number of a contact employee:
   Barbara J. Comly, EVP, General Counsel & Corporate Secretary
   609-897-7315

6. Provide the name and address of counsel for the applicant:
   Barbara J. Comly, EVP, General Counsel & Corporate Secretary
   MIAX PEARL, LLC
   7 Roszel Road, Suite 5-A
   Princeton, NJ 08540

7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☒ Limited Liability Company ☐ Other (specify):

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

(a) Date (MM/DD/YY): 02/11/16 (b) State/Country of formation: Delaware

(c) Statute under which applicant was organized: Delaware Limited Liability Company Act, 6 Del. C. 18-1d et seq.

RECEIVED
2018 MAR -6 AM 11:09
SEC / TM

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

MIAX PEARL, LLC

Date: March 2, 2018

By: *Barbara J. Comly*
Barbara J. Comly
EVP, General Counsel & Corporate Secretary

Subscribed and sworn before me this 2nd day of March, 2018.

Jane Post
Jane Post
Notary Public of the State of New Jersey
My Commission Expires October 27, 2019

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

MIAX PEARL
PERFORMANCE, EXECUTION AND RELIABILITY

Barbara J. Comly
General Counsel

7 Roszel Road, Suite 5-A
Princeton, New Jersey 08540
T 609 897 7300
F 609 987 2210
bcomly@miami-holdings.com

RECEIVED
2018 MAR -6 AM 11:12
SEC / TM

March 2, 2018

SEC
Mail Processing
Section
MAR 05 2018
Washington DC
415

VIA FEDERAL EXPRESS

Jeannette Marshall
Division of Trading and Markets
Office of Market Supervision
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re: MIAX PEARL, LLC ("PEARL")
Amendment 2018-04 to Form 1 Application

Dear Ms. Marshall:

Enclosed for official filing pursuant to Rule 6a-2(a) are an original and two copies of Amendment 2018-04 to the Form 1 Application of PEARL, which includes the following changes:

Exhibit F – Updated/New Membership Forms
Exhibit M – Updated Member List

Please do not hesitate to contact me if you have any questions in connection with this matter.

Very truly yours,

Barbara J. Comly
EVP, General Counsel & Corporate Secretary

Enclosures
cc: Marlene Olsen

EXHIBIT F

Exhibit Request:

A complete set of all forms pertaining to:

1. Application for membership, participation, or subscription to the entity.

2. Application for approval as a person associated with a member, participant, or subscriber of the entity.

3. Any other similar materials.

Response:

1. MIAX/PEARL Pre-Application Survey Form **[Updated form attached]**
2. MIAX/PEARL Member Application **[Updated form attached]**
3. PEARL Waive-In Member Application **[Updated form attached]**
4. MIAX/PEARL Amendment to the Member Application **[Updated form attached]**
5. PEARL Market Maker Member Guarantee
6. MIAX/PEARL Clearing Member Give-Up Authorization and Guarantee
7. MIAX/PEARL User Agreement
8. PEARL Sponsored Access Agreement
9. MIAX/PEARL Statutory Disqualification Notice
10. PEARL Attestation, Consent to Jurisdiction and Authorization of Associated Person Membership – Firm Applicant
11. PEARL Attestation, Consent to Jurisdiction and Authorization of Associated Person Membership – Individual Applicant
12. MIAX/PEARL Exchange Data Agreement
13. MIAX/PEARL Affiliated Companies List – Schedule A to Exchange Data Agreement
14. MIAX/PEARL Data Feed Request Form – Schedule B to Exchange Data Agreement
15. MIAX/PEARL Service Facilitator List – Schedule C to Exchange Data Agreement
16. MIAX/PEARL Market Data Subscriber Agreement – Schedule D to Exchange Data Agreement

17. MIAX/PEARL Market Data Policies

18. MIAX/PEARL Service Bureau Agreement

19. MIAX/PEARL Extranet Connection Agreement

20. MIAX/PEARL Extranet Information Form – Schedule A

21. MIAX/ PEARL Universal Give-Up and Designated Clearing Advisement **[New form attached]**

The Exchange intends to use Form U-4, the Uniform Application for Securities Industry Registration or Transfer, for persons applying to be associated persons of a Member.

MIAX Options® MIAX PEARL Performance, Execution and Reliability

PRE-APPLICATION SURVEY FORM

Firm Name: ______________________

Address: ______________________

City/State/Zip Code: ______________________

Telephone: ______________________ CRD #: ______________________

I. Type of Membership

- ☐ **MIAX Options**
  - ☐ Primary Lead Market Maker Member
  - ☐ Lead Market Maker Member
  - ☐ Registered Market Maker Member
  - ☐ Electronic Exchange Member
    - ☐ Order Flow
    - ☐ Self-Clearing #(s): ____________
    - ☐ Arrangement with #(s): ____________

- ☐ **MIAX PEARL**
  - ☐ Market Maker Member
  - ☐ Electronic Exchange Member
    - ☐ Order Flow
    - ☐ Self-Clearing #(s): ____________
    - ☐ Arrangement with #(s): ____________

II. Organizational Structure

- ☐ Limited Liability Company
- ☐ Partnership
- ☐ Corporation
- ☐ Other: ______________________

III. Business and Operating Information

Type of trading activities description: ______________________

Description of market maker, order routing and processing systems: ______________________

____

Application Contact:

Name: ______________________ Title: ______________________

Telephone: ______________________ Email: ______________________

Technical Contact:

Name: ______________________ Title: ______________________

Telephone: ______________________ Email: ______________________

Trading Contact:

Name: ______________________ Title: ______________________

Telephone: ______________________ Email: ______________________

IV. Miscellaneous Information

- Designated Examining Authority: ______________________________
- Will your firm require connectivity to MIAX Options? ☐ Yes ☐ No
- Will your firm require connectivity to MIAX PEARL? ☐ Yes ☐ No
- Will your firm be routing orders to MIAX Options through another firm? ☐ Yes ☐ No

  Explain: ____

  ____
- Will your firm be routing orders to MIAX PEARL through another firm? ☐ Yes ☐ No

  Explain: ____

  ____
- Will your firm be doing a public business? ☐ Yes ☐ No
- Will your firm receive Market Data from MIAX Options? ☐ Yes ☐ No
- Will your firm receive Market Data from MIAX PEARL? ☐ Yes ☐ No
- Is your firm (or an affiliate) publicly traded? SYMBOL:________ EXCH:___________ ☐ No

MIAX Options® MIAX PEARL™ PERFORMANCE, EXECUTION AND RELIABILITY

MEMBER APPLICATION

Firm Name: ______________________________

Application Contact: ______________________________

Title: ______________________________

Telephone: ____________________ **Email:** ____________________

An Applicant for membership on Miami International Securities Exchange, LLC ("MIAX Options") and/or MIAX PEARL, LLC ("MIAX PEARL") (either or both referred to herein as the "Exchange" as applicable) must complete this Member Application form, including Sections I through VII. The completed Membership Application form, including an executed copy of the User Agreement and supplemental materials requested herein, should be sent via email or certified or first class mail to*:

Miami International Securities Exchange, LLC / MIAX PEARL, LLC
7 Roszel Road, 5th Floor
Princeton, NJ 08540
Attention: Member Services
609-897-1479
Membership@MIAXOptions.com

Application fees will be billed electronically post-approval and are non-refundable.

Persons associated with the Applicant are subject to investigation by the Exchange and may be required to appear in person before the Exchange. The Exchange may also require any person associated with a Member who may possess information relevant to the Applicant's suitability to be a Member to provide information or testimony.

The Exchange will determine whether to approve an application. Written notice of the action of the Exchange, specifying in the case of disapproval of an application the grounds therefore, shall be provided to the Applicant.

If the application process is not completed within six (6) months of the filing of the application form and payment of the appropriate fee, the application shall be deemed to be automatically withdrawn.

* *Note*: In accordance with MIAX Options Rule 200(c)(7) and/or MIAX PEARL Rule 200(d), Every Applicant must have and maintain membership in another registered options exchange (that is not registered solely under Section 6(g) of the Exchange Act). If such other registered options exchange has not been designated by the Securities and Exchange Commission (the "SEC"), pursuant to Rule 17d-1 under the Exchange Act, to examine Members for compliance with financial responsibility rules *(known as the Designated Examining Authority or "DEA")*, then such Applicant must have and maintain a membership in FINRA.

* *Each Applicant must also have and maintain membership with another Self-Regulatory Organization ("SRO") that has been appointed a Designated Options Examining Authority or "DOEA" in connection with the Multiparty 17d-2 Plan for the examination, surveillance, investigation and enforcement of options related sales practice rules. The Exchange will not be offering a DOEA regulatory oversight services to member firms.*

Encrypted electronic filings are advisable for secure personal or financial information.

I. Firm Information

A Member of the Exchange may be a corporation, partnership, limited liability company or sole proprietorship organized under the laws of a jurisdiction of the United States, or such other jurisdiction as the Exchange may approve. Each Member must be a broker-dealer registered pursuant to Section 15 of the Exchange Act and meet the qualifications for a Member in accordance with Rules of the Exchange applicable thereto. Each Member must prepare and maintain financial and other reports required to be filed with the SEC and the Exchange in English and U.S. dollars, and ensure the availability of an individual fluent in English and knowledgeable in securities and financial matters to assist representatives of the Exchange during examinations.

Every Member shall have as the principal purpose of being a Member the conduct of a securities business. Such a purpose shall be deemed to exist if and so long as: (1) the Member has qualified and acts in respect of its business on the Exchange in one or more of the following capacities, as applicable: (i) a Primary Lead Market Maker; (ii) a Lead Market Maker; (iii) a Registered Market Maker; (iv) a Market Maker; or (v) an Electronic Exchange Member.

a) Address:____

City/State/Zip Code:____________________________________

Telephone:____________________ Fax:____________________

b) Is Applicant affiliated with a MIAX Options Member Firm? ☐ Yes ☐ No

If yes, list Member Firm(s): ____________________________________

____

c) Is Applicant affiliated with a MIAX PEARL Member Firm? ☐ Yes ☐ No

If yes, list Member Firm(s): ____________________________________

____

II. Type of Membership

[Indicate all that apply.]

☐ **MIAX Options**

- ☐ Primary Lead Market Maker Member
- ☐ Lead Market Maker Member
- ☐ Registered Market Maker Member
- ☐ Electronic Exchange Member
  - ☐ Order Flow
  - ☐ Self-Clearing #(s): ____________________
  - ☐ Arrangement with #(s): ________________

☐ **MIAX PEARL**

- ☐ Market Maker Member
- ☐ Electronic Exchange Member
  - ☐ Order Flow
  - ☐ Self-Clearing #(s): ____________________
  - ☐ Arrangement with #(s): ________________

III. Primary Firm Contact(s)

[Attach additional names(s) as needed.]

Registrations Contact:

Name:____

Title:________________________________ ☐ Authorized Signer

Email:____

Telephone:____________________ CRD #:____________________

Billing Contact:

Name:____

Title:________________________________ ☐ Authorized Signer

Email:____

Telephone:____________________ CRD #:____________________

Please provide the following contact information if not previously provided on Pre-Application Survey Form:

Technical Contact:

Name:____

Title:________________________________ ☐ Authorized Signer

Email:____

Telephone:____________________ CRD #:____________________

Trading Contact:

Name:____

Title:________________________________ ☐ Authorized Signer

Email:____

Telephone:____________________ CRD #:____________________

Qualification and Registration of Members and Associated Persons

Each Member or Member organization **must register with the Exchange at least two individuals** acting in one or more of the capacities described in Exchange Rule 203 (a) through (e). The Exchange may waive this requirement if a Member or Member organization demonstrates conclusively that only one individual acting in one or more of the heightened capacities described in Exchange Rule 203 (a) through (e) should be required to register. A Member or Member organization that conducts proprietary trading only and has 25 or fewer registered persons may be required to have one officer or partner who is registered in this capacity.

Responsible Person:

Name:______________________________

Title:__________________________ ☐ Authorized Signer

Email:______________________________

Telephone:________________ CRD #:________________

#1) Registered Supervisor of Authorized Person(s) - Series 4, 24, S-14 or S9/10:

Name:______________________________

Title:__________________________ ☐ Authorized Signer

Email:______________________________

Telephone:________________ CRD #:________________

#2) Registered Supervisor of Authorized Person(s) - Series 4, 24 or S-14 or S9/10:

Name:______________________________

Title:__________________________ ☐ Authorized Signer

Email:______________________________

Telephone:________________ CRD #:________________

Chief Compliance Officer:

Name:______________________________

Title:__________________________ ☐ Authorized Signer

Email:______________________________

Telephone:________________ CRD #:________________

Financial & Operations Principal (FINOP Series 27):

Name:______________________________

Title:__________________________ ☐ Authorized Signer

Email:______________________________

Telephone:________________ CRD #:________________

Pursuant to Exchange Rule 315(d) each Member is required to designate, and identify to the Exchange, a person or persons responsible for implementing and monitoring the day-to-day operations and internal controls of the Member's anti-money laundering program. A Member must provide prompt notice to the Exchange regarding any change in this designation. If applicant is a Member of FINRA, it is required to comply with FINRA Rule 3310. Notification of changes to this designation need not be filed with the Exchange if the Member complies with such FINRA rule.

AML Officer:

Name:____

Title:______________________________ ☐ Authorized Signer

Email:____

Telephone:____________________ CRD #:____________________

IV. Regulatory

- ☐ a) Form BD: *current copy*. SEC # 8-:________________ Firm CRD: #________________
- ☐ b) A list of Self-Regulatory Organizations ("SRO") of which Applicant is a member.
- ☐ c) Applicant's designated examining authority ("DEA").
- ☐ d) A statement indicating whether Applicant is currently, or has been in the last 10 years, the subject of any investigation or disciplinary proceeding conducted by any SRO, or by any federal or state securities or futures regulatory agency or commission, regarding Applicant's activities that are not disclosed on Applicant's Form BD.
    - If so, the statement must include all relevant details, including any sanctions imposed.
- ☐ e) A statement indicating whether any person listed on Schedule A of Applicant's Form BD is currently, or has been in the last 10 years, the subject of any investigation or disciplinary proceeding conducted by any SRO, or by any federal or state securities or futures regulatory agency or commission, regarding Applicant's activities that is not disclosed on a Form U-4 for such individuals.
    - If so, the statement must include all relevant details, including any sanctions imposed.
- ☐ f) Appropriate registration on Web CRD of individuals on Schedule A of Applicant's Form BD. If Applicant does not have access to Web CRD, provide a copy of Form U-4 for those individuals on Schedule A of Applicant's Form BD in those cases where such individuals are subject to Form U-4 reporting.
- ☐ g) Appropriate registration on Web CRD of duly qualified Registered Option Traders and Authorized Trader(s).
- ☐ h) Identify person(s) primarily responsible for supervising trading and/or market making activities, including CRD numbers.
- ☐ i) Associated Person registrant(s) [Exchange Rules 202 & 203]
- ☐ j) Sponsored User – Identify person or entity that has entered into an arrangement with the Applicant to provide access for order routing to the Exchange(s). *If applicable, copy of agreement and list of Authorized Traders.*
- ☐ k) **Procedures:** *current copy*
    1) **Exchange trading activities:** Date of applicant's last examination and a copy of DEA disposition letter related to supervisory trading procedures provided.
    2) **Clearing:** For applicants that propose to clear market maker transactions effected on the Exchange, a copy of Applicant's written procedures for assessing and monitoring potential risks to capital over a specified range of market movements of positions.
    3) **Information Barrier**
    4) **Business Continuity Planning**

V. Organizational Structure

- ☐ a) Type of Organization:
  - ☐ Corporation ☐ Limited Liability Company
  - ☐ Partnership ☐ Other:________________________
- ☐ b) State of Organization: ________________ Federal Tax ID:______________________
- ☐ c) A copy of Applicant's partnership agreement, LLC operating agreement, charter, by-laws or equivalent documents and copies of state filings.
- ☐ d) An organizational supervisory chart, including the names of Applicant's chief executive officer, chief financial officer, chief operating officer, and chief compliance officer.
- ☐ e) A listing of the office(s) from which Applicant will conduct its Exchange market making activity.

VI. Business and Operating Information

- ☐ a) A copy of any contract or agreement with another broker-dealer, a bank, a clearing entity, a service bureau or a similar entity to provide Applicant with services regarding the execution or clearance and settlement of transactions effected on the Exchange (*Ex.: OCC, order routing give-up, etc.*)
- ☐ b) The OCC member through which Applicant will clear transactions effected on the Exchange (if Applicant is self-clearing, so indicate).

  Please provide:
  - Error Account Information:__________________________________
- ☐ c) A brief description of:
  - Applicant's **proposed trading activities** on the Exchange, such as whether it will act as a market-maker, enter customer or proprietary orders or conduct block trading activities, etc.
  - The manner in which Applicant **receives and sends orders**, such as through electronic proprietary devices, internal order-processing systems or through third-party order routing services.
  - If Applicant will be conducting "Other Business Activities", a statement describing such activities.
  - If applicable, identify any new procedures that will be implemented for **new types of business** the firm plans to launch.
- ☐ d) Brokers' Blanket Bond: *If applicable, copy of.*
- ☐ e) Sharing of Offices & Wire Connections Arrangements: *If applicable, copy of agreement.*
- ☐ f) Margin Requirements: Statement as to whether the firm is bound by margin rule of the Chicago Board of Options Exchange or the New York Stock Exchange, if either.

VII. Financial Disclosure

[Attach response statement(s) as needed.]

☐ a) Copy of Applicant's most recent "FOCUS Report" (Form X-17A-5) filed with the SEC pursuant to Rule 17a-5 under the Exchange Act *(the most current Parts I, II, and IIA, as applicable).*

☐ b) Applicant's financial Balance Sheet, *current copy.*

☐ c) A Financial Reporting Declaration Statement from Applicant's CFO regarding the content in (**b**) above.

☐ d) Name, address and contact information for Applicant's independent public accountant.

☐ e) If any other person will guarantee the transactions Applicant will effect on the Exchange, attach a statement indicating the name of the guarantor and the nature of the guarantee.

☐ f) Financial arrangement(s) disclosing the source and amount of Applicant's capital to support its trading and/or market making activities on the Exchange, and the source of any additional capital that may become necessary.

☐ g) If Applicant intends to raise additional capital to finance its business on the Exchange, attach a statement indicating the source and amount of such capital.

☐ h) Debt(s) to Exchanges and/or Exchange Members *(verbal and written).*

☐ i) Does the organization owe any monies to the Exchange, another national securities exchange, a national securities association, a national futures association, or a commodities exchange that are overdue *(including but not limited to any overdue fees, charges, dues, assessments, fines or other amounts)*?

☐ Yes ☐ No

If yes, to whom:_______________________________ Amount: $____________________

Describe: (Attach statement)

☐ j) Have satisfactory arrangements been made to repay this debt?

☐ Yes ☐ No

If yes, to whom:_______________________________ Amount: $____________________

Describe: (Attach statement)

☐ k) Does the organization owe any monies to any Exchange Permit Holder, or any member of another national securities exchange, a national securities association, a national futures association, or a commodities exchange?

☐ Yes ☐ No

If yes, to whom:_______________________________ Amount: $____________________

Describe: (Attach statement)

☐ l) Have satisfactory arrangements been made to repay this debt?

☐ Yes ☐ No

If yes, to whom:_______________________________ Amount: $____________________

Describe: (Attach statement)

VIII. Attestation, Consent to Jurisdiction and Authorization of Membership

Applicant-Firm:____

a) The Applicant agrees that it will abide by the By-Laws and Rules of the Exchange as amended from time to time, and by all circulars, notices, directives or decisions the Exchange adopts pursuant to or made in accordance with its Rules.

b) The Applicant agrees to submit to the jurisdiction of the Exchange [Exchange Rules 1000 & 200(g)] in matters related to conducting of business on and access to the Exchange including rulings, orders, decisions, directives, investigations, disciplinary actions, prohibitions, limitations, penalties, and arbitrations, subject to right of appeal or review as provided by law.

c) The Applicant may be the subject of an investigative and/or background checks, and therefore authorizes any SRO, Commodities Exchange, former employer and other persons to furnish to the Exchange, upon its request, any information that such person or entity may have concerning the character, ability, business activities, reputation and employment history of Applicant or its Associated Persons, and releases such person or entity from any and all liability in furnishing such information to the Exchange.

d) The Applicant authorizes the Exchange to make available to any governmental agency, SRO, commodities exchange or similar entity, any information the Exchange may have concerning Applicant or its Associated Persons, and releases the Exchange from any and all liability in furnishing such information.

e) The Applicant agrees to pay all dues, fees, assessments, and other charges in the manner and amount as shall from time to time be fixed by the Exchange.

f) The Applicant certifies that all Associated Persons required to be fingerprinted have been fingerprinted and affirms that it is not associated with a person subject to a statutory disqualification, unless such individual's association is approved by an SRO.

g) The undersigned represents that all the information contained in the Membership Application Form and supplemental materials it has submitted to the Exchange is true, complete and accurate and may be verified by investigation.

h) The Applicant agrees to promptly update its application materials if any of the information provided is or becomes inaccurate or incomplete after the date of submission of its application to the Exchange and prior to its approval.

i) As a condition of membership, the Applicant-Firm agrees to notify the Exchange of any substantive change(s) to itself or its association with an affiliated firm, including but not limited to, statutory disqualification, censure, a cease and desist order, refusal of registration, expulsion, or other disciplinary action, suspension, investigation, arbitration or litigation related to material allegation(s) of violation(s) of securities or commodities law or regulation, bankruptcy or contempt proceeding, injunction or civil judgment or conviction(s), change in control status or any other pertinent circumstance under the provisions of the Security Act of 1934.

j) The undersigned attests that he/she is authorized on behalf of Applicant-Firm to make this application to the Exchange.

________________________	________________________
Print Name	Title
________________________	________________________
Signature	Date

DEFINITIONS

For purposes of this application, the following terms shall have the following meanings:

1. **Applicant** – the Person applying to become a Member of the Exchange in the capacity of Primary Lead Market Maker (MIAX Options), Lead Market Maker (MIAX Options), Registered Market Maker (MIAX Options), Market Maker (MIAX PEARL) or Electronic Exchange Member (MIAX Options/MIAX PEARL), or the Member completing this form.

2. **Associated Person** – any partner, officer, director, or branch manager of a Member (or any person occupying a similar status or performing similar functions), any person directly or indirectly controlling, controlled by, or under common control with a Member, or any employee of a Member.

3. **Authorized Trader** – a person authorized to submit orders to the Exchange on behalf of Sponsored User. As used in this Agreement, the requirement that a Sponsored User "comply with Exchange Rules" or "act in compliance with Exchange Rules" (or such other similar phrases) shall mean that Sponsored User shall comply with Exchange Rules as if it were an Exchange Member.

4. **Central Registration Depository ("Web CRD®" or "CRD")** – a centralized electronic registration system maintained by FINRA which provides information on registered representatives and principals for members of participant organizations. This database contains employment history, exam scores, licensing information, disciplinary actions, fingerprint results, and other related registration information.

5. **Control** – the power to exercise a controlling influence over the management or policies of a person, unless such power is solely the result of an official position with such person. Any person who owns beneficially, directly or indirectly, more than 20% of the voting power in the election of directors of a corporation, or more than 25% of the voting power in the election of directors of any other corporation which directly or through one or more affiliates owns beneficially more than 25% of the voting power in the election of directors of such corporation, shall be presumed to control such corporation.

6. **Designated Examining Authority ("DEA")** – the SEC will designate one SRO to be a broker-dealer's examining authority, when the broker-dealer is a member of more than one SRO. Every broker-dealer is assigned a DEA, who will examine the broker-dealer for compliance with financial responsibility rules. The SEC will make the DEA assignment based on the SRO examination program and the broker-dealer's primary business location.

7. **Designated Options Examining Authority ("DOEA")** – DOEAs (currently FINRA and CBOE) have been appointed pursuant to the Multiparty 17d-2 Plan for the examination, surveillance, investigation and enforcement of options related sales practice rules. The DOEAs are responsible for enforcing the rules of the option exchange participants set forth in Exhibit A of the Plan, conducting options-related sales practice examinations, and investigating options-related complaints and terminations for cause of Associated Persons.

8. **Electronic Exchange Member** – a Member that holds a valid Trading Permit, who is not a Market Maker and is registered with the Exchange pursuant to Chapter II of the Exchange Rules for the purposes of participating in trading on the Exchange.

9. **Financial Arrangement** – the direct financing of a Market Maker's dealings upon the Exchange.

10. **Lead Market Maker** – a MIAX Options Member that holds a valid Trading Permit and is registered with MIAX Options for the purpose of making markets in securities traded on the Exchange and that is vested with the rights and responsibilities specified in Chapter VI of the MIAX Options Rules with respect to Lead Market Makers.

11. **Market Maker** – a MIAX PEARL Member registered with MIAX PEARL for the purpose of making markets in options contracts traded on the Exchange and that is vested with the rights and responsibilities specified in Chapter VI of the MIAX PEARL Rules.

12. **Member** – a corporation, partnership, limited liability company or sole proprietorship that is registered with the Exchange pursuant to Chapter II of the Exchange Rules for the purposes of transacting business on the Exchange in one or more of the following capacities: (i) a "Primary Lead Market Maker" (MIAX Options); (ii) a "Lead Market Maker" (MIAX Options), (ii) a "Market Maker" (MIAX PEARL); (iii) a "Registered Market Maker (MIAX Options)," or (iv) an "Electronic Exchange Member" (MIAX Options/MIAX PEARL).

13. **MIAX Options** – Miami International Securities Exchange, LLC.

14. **MIAX PEARL** - MIAX PEARL, LLC.

15. **Person** – a natural person, corporation, partnership, limited liability company, association, joint Securities company, trustee of a trust fund, or any organized group of persons whether incorporated or not.

16. **Primary Lead Market Maker** – a Lead Market Maker appointed by MIAX Options to act as the Primary Lead Market Maker for the purpose of making markets in securities traded on the Exchange. The Primary Lead Market Maker is vested with the rights and responsibilities specified in Chapter VI of the MIAX Options Rules with respect to Primary Lead Market Makers.

17. **Registered Market Maker** – a MIAX Options Member that holds a valid Trading Permit and is registered with MIAX Options for the purpose of making markets in securities traded on the Exchange and that is vested with the rights and responsibilities specified in Chapter VI of the MIAX Options Rules with respect to Registered Market Makers.

18. **Registered Options Trader ("ROT")** – per MIAX Options Rule 601(b)(1) and MIAX PEARL Rule 601(b)(1), ROTs and Market Maker Authorized Traders ("MMATs), respectively, may be: (i) individual Members registered with the Exchange as Market Makers, or (ii) officers, partners, employees or Associated Persons of Members that are registered with the Exchange as Market Makers.

19. **Responsible Person** – an individual designated by an organization that is the holder of a Trading Permit to represent the organization with respect to that Trading Permit in all matters relating to the Exchange. The Responsible Person must be a United States-based officer, director or management-level employee of the Trading Permit holder, who is responsible for the direct supervision and control of Associated Persons of that Trading Permit holder.

20. **Self-Regulatory Organization ("SRO")** – each exchange or national securities association is an SRO. Each SRO must have rules that provide for the expulsion, suspension and other discipline of member Broker-Dealers for conduct inconsistent with just and equitable principles of trade.

21. **Sponsored User** – a person or entity (e.g., a customer, another Member or a non-member broker-dealer) that has entered into an arrangement with an Exchange Member ("Sponsoring Member") whereby the Sponsoring Member provides access to the Exchange or otherwise allows such person or entity to route its orders to the Exchange using the Member's market participant identifier ("MPID").

AMENDMENT TO THE MEMBER APPLICATION

Firm Name: ______________________________

Application Contact: ______________________________

Title: ______________________________

Telephone: ____________________ **Email:** ____________________

A firm applying for a change in membership on Miami International Securities Exchange, LLC ("MIAX Options") and/or MIAX PEARL, LLC ("MIAX PEARL") (either or both referred to herein as the "Exchange" as applicable) must complete this Amendment to Member Application form, including all supplemental materials requested herein.

Persons associated with the Applicant are subject to investigation by the Exchange and may be required to appear in person before the Exchange. The Exchange may also require any person associated with a Member who may possess information relevant to the Applicant's suitability to be a Member to provide information or testimony.

The Exchange will determine whether to approve an amended application. Written notice of the action of the Exchange, specifying in the case of disapproval of an application the grounds therefore, shall be provided to the Applicant.

* *Note*: In accordance with MIAX Options Rule 200(c)(7) and/or MIAX PEARL Rule 200(d), every Applicant must have and maintain membership in another registered options exchange (that is not registered solely under Section 6(g) of the Exchange Act). If such other registered options exchange has not been designated by the Commission, pursuant to Rule 17d-1 under the Exchange Act, to examine Members for compliance with financial responsibility rules *(known as the Designated Examining Authority or "DEA")*, then such Applicant must have and maintain a membership in FINRA.

* *Each Applicant must also have and maintain membership with another SRO that has been appointed a Designated Options Examining Authority or "DOEA" in connection with the Multiparty 17d-2 Plan for the examination, surveillance, investigation and enforcement of options related sales practice rules. The Exchange will not be offering a DOEA regulatory oversight services to member firms.*

I. Firm Information

a) Address: ______________________________

City/State/Zip Code: ______________________________

Telephone: ____________________ Fax: ____________________

b) Is Applicant affiliated with a MIAX Options Member Firm? ☐ Yes ☐ No

If yes, list Member Firm(s): ______________________________

____

c) Is Applicant affiliated with a MIAX PEARL Member Firm? ☐ Yes ☐ No

If yes, list Member Firm(s): ______________________________

____

d) Is Applicant requesting a reinstatement of its MIAX Options membership? ☐ Yes ☐ No

e) Is Applicant requesting a reinstatement of its MIAX PEARL membership? ☐ Yes ☐ No

II. Change of Membership Type
[Indicate all that apply.]

☐ **MIAX Options**
- ☐ Primary Lead Market Maker Member
- ☐ Lead Market Maker Member
- ☐ Registered Market Maker Member
- ☐ Electronic Exchange Member
  - ☐ Order Flow
  - ☐ Self-Clearing #(s): ______________
  - ☐ Arrangement with #(s): ______________

Trading Categories:
- ☐ Proprietary Trader
- ☐ Transact Business with the Public
- ☐ Other: ______________________

☐ **MIAX PEARL**
- ☐ Market Maker Member
- ☐ Electronic Exchange Member
  - ☐ Order Flow
  - ☐ Self-Clearing #(s): ______________
  - ☐ Arrangement with #(s): ______________

Trading Categories:
- ☐ Proprietary Trader
- ☐ Transact Business with the Public
- ☐ Other: ______________________

Other *[Please describe (i.e. name or other non-substantive change).]* ______________________

____

____

The undersigned Member Firm affirms that such change as described above shall be made valid as if it was included in the original Application and binds all previously executed agreements with the Exchange to be in force and effect. No other terms or conditions of the original Application shall be negated or changed as a result of this stated change.

AFFIRMATION

There have been no other substantive or material changes to the Application previously filed with the Exchange unless as noted below.

______________________	______________________
Print Name	Title
______________________	______________________
Signature	Date

Primary Firm Contact(s)	☐ No material change	☐ As Noted
Regulatory	☐ No material change	☐ As Noted
Organizational Structure	☐ No material change	☐ As Noted
Business and Operating Information	☐ No material change	☐ As Noted
Financial Disclosure	☐ No material change	☐ As Noted

To the extent there have been substantive or material changes to the filings previously made by the Member Firm to the Exchange, please file supplemental documentation as needed.

III. Primary Firm Contact(s)

[Attach additional names(s) as needed.]

Registrations Contact:

Name:____

Title:______________________________ ☐ Authorized Signer

Email:____

Telephone:__________________ CRD #:__________________

Billing Contact:

Name:____

Title:______________________________ ☐ Authorized Signer

Email:____

Telephone:__________________ CRD #:__________________

Please provide the following contact information if not previously provided on Pre-Application Survey Form:

Technical Contact:

Name:____

Title:______________________________ ☐ Authorized Signer

Email:____

Telephone:__________________ CRD #:__________________

Trading Contact:

Name:____

Title:______________________________ ☐ Authorized Signer

Email:____

Telephone:__________________ CRD #:__________________

Qualification and Registration of Members and Associated Persons

Each Member or Member organization **must register with the Exchange at least two individuals** acting in one or more of the capacities described in Exchange Rule 203 (a) through (e). The Exchange may waive this requirement if a Member or Member organization demonstrates conclusively that only one individual acting in one or more of the heightened capacities described in Exchange Rule 203 (a) through (e) should be required to register. A Member or Member organization that conducts proprietary trading only and has 25 or fewer registered persons may be required to have one officer or partner who is registered in this capacity.

Responsible Person:

Name:______________________________

Title:__________________________ ☐ Authorized Signer

Email:______________________________

Telephone:________________ CRD #:________________

#1) Registered Supervisor of Authorized Person(s) - Series 4, 24, S-14, or S9/10:

Name:______________________________

Title:__________________________ ☐ Authorized Signer

Email:______________________________

Telephone:________________ CRD #:________________

#2) Registered Supervisor of Authorized Person(s) - - Series 4, 24, S-14, or S9/10:

Name:______________________________

Title:__________________________ ☐ Authorized Signer

Email:______________________________

Telephone:________________ CRD #:________________

Chief Compliance Officer:

Name:______________________________

Title:__________________________ ☐ Authorized Signer

Email:______________________________

Telephone:________________ CRD #:________________

Financial & Operations Principal (FINOP Series 27):

Name:______________________________

Title:__________________________ ☐ Authorized Signer

Email:______________________________

Telephone:________________ CRD #:________________

Pursuant to Exchange Rule 315(d) each Member is required to designate, and identify to the Exchange, a person or persons responsible for implementing and monitoring the day-to-day operations and internal controls of the Member's anti-money laundering program. A Member must provide prompt notice to the Exchange regarding any change in this designation. If Applicant is a Member of FINRA, it is required to comply with FINRA Rule 3310. Notification of changes to this designation need not be filed with the Exchange if the Member complies with such FINRA rule.

AML Officer:

Name:________________________________

Title:____________________________ ☐ Authorized Signer

Email:________________________________

Telephone:__________________ CRD #:__________________

IV. Regulatory

- ☐ a) Form BD: *current copy.*
- ☐ b) A list of Self-Regulatory Organizations ("SRO") of which Applicant is a member.
- ☐ c) Applicant's designated examining authority ("DEA").
- ☐ d) A statement indicating whether Applicant is currently, or has been in the last 10 years, the subject of any investigation or disciplinary proceeding conducted by any SRO, or by any federal or state securities or futures regulatory agency or commission, regarding Applicant's activities that are not disclosed on Applicant's Form BD.
  - If so, the statement must include all relevant details, including any sanctions imposed.
- ☐ e) A statement indicating whether any person listed on Schedule A of Applicant's Form BD is currently, or has been in the last 10 years, the subject of any investigation or disciplinary proceeding conducted by any SRO, or by any federal or state securities or futures regulatory agency or commission, regarding Applicant's activities that is not disclosed on a Form U-4 for such individuals.
  - If so, the statement must include all relevant details, including any sanctions imposed.
- ☐ f) If Applicant is not a FINRA member, provide a copy of Form U-4 for those individuals on Schedule A of Applicant's Form BD in those cases where such individuals are subject to Form U-4 reporting.
- ☐ g) A list of authorized trader(s) (S-7 or S-57 examinations qualified dependent on type of business).
- ☐ h) A list of persons primarily responsible for supervising trading and/or market making activities, including CRD numbers.
- ☐ i) Associated Person registrant(s) [Exchange Rules 202 &203]
- ☐ j) **Procedures:** *current copy*
  1) **Exchange trading activities:** Date of Applicant's last examination and a copy of DEA disposition letter related to supervisory trading procedures provided.
  2) **Clearing:** For Applicants that propose to clear market maker transactions effected on the Exchange, a copy of Applicant's written procedures for assessing and monitoring potential risks to capital over a specified range of market movements of positions.
  3) **Information Barrier**
  4) **Business Continuity Planning**

V. Organizational Structure

☐ a) Type of Organization:
- ☐ Corporation ☐ Limited Liability Company
- ☐ Partnership ☐ Other:____________________

☐ b) State of Organization: ________________ Federal Tax ID:____________________

☐ c) A copy of Applicant's partnership agreement, LLC operating agreement, charter, by-laws or equivalent documents and copies of state filings.

☐ d) An organizational supervisory chart, including the names of Applicant's chief executive officer, chief financial officer, chief operating officer, and chief compliance officer.

☐ e) A listing of the office(s) from which Applicant will conduct its Exchange market making activity.

VI. Business and Operating Information

☐ a) A copy of any contract or agreement with another broker-dealer, a bank, a clearing entity, a service bureau or a similar entity to provide Applicant with services regarding the execution or clearance and settlement of transactions effected on the Exchange (*Ex.: OCC, order routing give-up, etc.*)

☐ b) The OCC member through which Applicant will clear transactions effected on the Exchange (if Applicant is self-clearing, so indicate).

Please provide:
- Error Account Information:____________________

☐ c) A brief description of:
- Applicant's **proposed trading activities** on the Exchange, such as whether it will act as a market-maker, enter customer or proprietary orders or conduct block trading activities, etc.
- The manner in which Applicant **receives and sends orders**, such as through electronic proprietary devices, internal order-processing systems or through third-party order routing services.
- If Applicant will be conducting "Other Business Activities", a statement describing such activities.
- If applicable, identify any new procedures that will be implemented for **new types of business** the firm plans to launch.

☐ d) Brokers' Blanket Bond: *If applicable, copy of.*

☐ e) Sharing of Offices & Wire Connections Arrangements: *If applicable, copy of agreement.*

☐ f) Margin Requirements: Statement as to whether the firm is bound by margin rule of the Chicago Board of Options Exchange or the New York Stock Exchange, if either.

VII. Financial Disclosure

[Attach response statement(s) as needed.]

- ☐ a) Copy of Applicant's most recent "FOCUS Report" (Form X-17A-5) filed with the SEC pursuant to Rule 17a-5 under the Exchange Act *(the most current Parts I, II, and IIA, as applicable)*.
- ☐ b) Applicant's financial Balance Sheet, *current copy*.
- ☐ c) A Financial Reporting Declaration Statement from Applicant's CFO regarding the content in **(b)** above.
- ☐ d) Name, address and contact information for Applicant's independent public accountant.
- ☐ e) If any other person will guarantee the transactions Applicant will effect on the Exchange, attach a statement indicating the name of the guarantor and the nature of the guarantee.
- ☐ f) The source and amount of Applicant's capital to support its market making activities on the Exchange, and the source of any additional capital that may become necessary.
- ☐ g) If Applicant intends to raise additional capital to finance its business on the Exchange, attach a statement indicating the source and amount of such capital.
- ☐ h) Debt(s) to Exchanges and/or Exchange Members *(verbal and written)*.
- ☐ i) Does the organization owe any monies to the Exchange, another national securities exchange, a national securities association, a national futures association, or a commodities exchange that are overdue *(including but not limited to any overdue fees, charges, dues, assessments, fines or other amounts)*?

  ☐ Yes ☐ No

  If yes, to whom:____________________ Amount: $____________

  Describe: (Attach statement)
- ☐ j) Have satisfactory arrangements been made to repay this debt?

  ☐ Yes ☐ No

  If yes, to whom:____________________ Amount: $____________

  Describe: (Attach statement)
- ☐ k) Does the organization owe any monies to any Exchange Permit Holder, or any member of another national securities exchange, a national securities association, a national futures association, or a commodities exchange?

  ☐ Yes ☐ No

  If yes, to whom:____________________ Amount: $____________

  Describe: (Attach statement)
- ☐ l) Have satisfactory arrangements been made to repay this debt?

  ☐ Yes ☐ No

  If yes, to whom:____________________ Amount: $____________

  Describe: (Attach statement)

MIAX PEARL™
PERFORMANCE, EXECUTION AND RELIABILITY

WAIVE-IN MEMBER APPLICATION

Firm Name:______________________________________ **CRD #:** ____________________

I. Membership Type:

- ☐ Market Maker
- ☐ Electronic Exchange Member
  - ☐ Order Flow
  - ☐ Clearing: Self #(s):________________ or Agreement with #(s): ________________

II. Trading Categories:

- ☐ Proprietary Trader
- ☐ Transact Business with the Public
- ☐ Other:____

ATTESTATION, CONSENT TO JURISDICTION AND AUTHORIZATION OF MEMBERSHIP

a) The Applicant-Firm agrees that it will abide by the By-Laws and Rules of MIAX PEARL, LLC ("MIAX PEARL" or the "Exchange") as amended from time to time, and by all circulars, notices, directives or decisions the Exchange adopts pursuant to or made in accordance with its Rules.

b) The Applicant-Firm agrees to submit to the jurisdiction of the Exchange [MIAX PEARL Rules 1000, 200(g)] in matters related to conducting of business on and access to the Exchange including rulings, orders, decisions, directives, investigations, disciplinary actions, prohibitions, limitations, penalties, and arbitrations, subject to right of appeal or review as provided by law.

c) The Applicant-Firm may be the subject of an investigative and/or background checks, and therefore; authorizes any Self-Regulatory Organization ("SRO"), Commodities Exchange, former employer and other persons to furnish to the Exchange, upon its request, any information that such person or entity may have concerning the character, ability, business activities, reputation and employment history of Applicant-Firm or its associated persons, and releases such person or entity from any and all liability in furnishing such information to the Exchange.

d) The Applicant-Firm authorizes the Exchange to make available to any governmental agency, SRO, commodities exchange or similar entity, any information the Exchange may have concerning Applicant-Firm or its associated persons, and releases the Exchange from any and all liability in furnishing such information.

e) The Applicant-Firm agrees to pay all dues, fees, assessments, and other charges in the manner and amount as shall from time to time be fixed by the Exchange.

f) The Applicant-Firm certifies that all associated persons required to be fingerprinted have been fingerprinted and affirms that it is not associated with a person subject to a statutory disqualification, unless such individual's association is approved by an SRO.

g) The undersigned represents that all the information contained in the Waive-In Application Form and supplemental materials it has submitted to the Exchange is true, complete and accurate and may be verified by investigation.

h) The Applicant-Firm agrees to promptly update its application materials if any of the information provided is or becomes inaccurate or incomplete after the date of submission of its application to the Exchange and prior to its approval.

i) As a condition of membership, the Applicant-Firm agrees to notify the Exchange of any substantive change(s) to itself or its association with an affiliated firm, including but not limited to, statutory disqualification, censure, a cease and desist order, refusal of registration, expulsion, or other disciplinary action, suspension, investigation, arbitration or litigation related to material allegation(s) of violation(s) of securities or commodities law or regulation, bankruptcy or contempt proceeding, injunction or civil judgment or conviction(s), change in control status or any other pertinent circumstance under the provisions of the Security Act of 1934.

j) The undersigned attests that he/she is authorized on behalf of Applicant-Firm to make this application to the Exchange.

Signed: ______________________ Print Name: ______________________

Title: ______________________ Date: ______________________

To the extent there have been substantive or material changes to the filings previously made by the Member Firm to Miami International Securities Exchange, LLC ("MIAX Options"), please file supplemental documentation as needed.

Primary Firm Contact(s)	☐ No material change	☐ As Noted
Regulatory	☐ No material change	☐ As Noted
Organizational Structure	☐ No material change	☐ As Noted
Business and Operating Information	☐ No material change	☐ As Noted
Financial Disclosure	☐ No material change	☐ As Noted

III. Primary Firm Contact(s)

[Attach additional names(s) as needed.]

Registrations Contact:

Name:______________________________

Title:________________________ ☐ Authorized Signer

Email:______________________________

Telephone:________________ CRD #:________________

Billing Contact:

Name:______________________________

Title:________________________ ☐ Authorized Signer

Email:______________________________

Telephone:________________ CRD #:________________

Please provide the following contact information if not previously provided on Pre-Application Survey Form:

Technical Contact:

Name:______________________________

Title:________________________ ☐ Authorized Signer

Email:______________________________

Telephone:________________ CRD #:________________

Trading Contact:

Name:______________________________

Title:________________________ ☐ Authorized Signer

Email:______________________________

Telephone:________________ CRD #:________________

Qualification and Registration of Members and Associated Persons

Each Member or Member organization **must register with the Exchange at least two individuals** acting in one or more of the capacities described in Exchange Rule 203 (a) through (e). The Exchange may waive this requirement if a Member or Member organization demonstrates conclusively that only one individual acting in one or more of the heightened capacities described in Exchange Rule 203 (a) through (e) should be required to register. A Member or Member organization that conducts proprietary trading only and has 25 or fewer registered persons may be required to have one officer or partner who is registered in this capacity.

Responsible Person:

Name:______________________________

Title:________________________ ☐ Authorized Signer

Email:______________________________

Telephone:________________ CRD #:________________

#1) Registered Supervisor of Authorized Person(s) - Series 4, 24, S-14 or S9/10:

Name:______________________________

Title:________________________ ☐ Authorized Signer

Email:______________________________

Telephone:________________ CRD #:________________

#2) Registered Supervisor of Authorized Person(s) - Series 4, 24 or S-14 or S9/10:

Name:______________________________

Title:________________________ ☐ Authorized Signer

Email:______________________________

Telephone:________________ CRD #:________________

Chief Compliance Officer:

Name:______________________________

Title:________________________ ☐ Authorized Signer

Email:______________________________

Telephone:________________ CRD #:________________

Financial & Operations Principal (FINOP Series 27):

Name:______________________________

Title:________________________ ☐ Authorized Signer

Email:______________________________

Telephone:________________ CRD #:________________

Pursuant to Exchange Rule 315(d) each Member is required to designate, and identify to the Exchange, a person or persons responsible for implementing and monitoring the day-to-day operations and internal controls of the Member's anti-money laundering program. A Member must provide prompt notice to the Exchange regarding any change in this designation. If applicant is a Member of FINRA, it is required to comply with FINRA Rule 3310. Notification of changes to this designation need not be filed with the Exchange if the Member complies with such FINRA rule.

AML Officer:

Name:____

Title:______________________________ ☐ Authorized Signer

Email:____

Telephone:____________________ CRD #:____________________

MIAX Options®   MIAX PEARL
PERFORMANCE, EXECUTION AND RELIABILITY

UNIVERSAL GIVE-UP & DESIGNATED CLEARING ADVISEMENT

Date: _____/______/______

Member Firm Name: ____ Firm CRD #: ________________

Contact Name: _______________________________________ Title: __________________________

Tele: (_____) ______-__________ Email: ____

The above-referenced member firm requests MIAX to activate or terminate give-ups for the following Options Clearing Corp. (OCC) clearing firm(s).

Exchange: ☐ MIAX Options ☐ MIAX PEARL

OCC Clearing Firm Name: ____ OCC #: ___________

☐ Activate Give-Up ☐ Terminate Give-Up

Exchange: ☐ MIAX Options ☐ MIAX PEARL

OCC Clearing Firm Name: ____ OCC #: ___________

☐ Activate Give-Up ☐ Terminate Give-Up

Exchange: ☐ MIAX Options ☐ MIAX PEARL

OCC Clearing Firm Name: ____ OCC #: ___________

☐ Activate Give-Up ☐ Terminate Give-Up

Exchange: ☐ MIAX Options ☐ MIAX PEARL

OCC Clearing Firm Name: ____ OCC #: ___________

☐ Activate Give-Up ☐ Terminate Give-Up

Exchange: ☐ MIAX Options ☐ MIAX PEARL

OCC Clearing Firm Name: ____ OCC #: ___________

☐ Activate Give-Up ☐ Terminate Give-Up

Exchange: ☐ MIAX Options ☐ MIAX PEARL

OCC Clearing Firm Name: ____ OCC #: ___________

☐ Activate Give-Up ☐ Terminate Give-Up

Exchange: ☐ MIAX Options ☐ MIAX PEARL

OCC Clearing Firm Name: ____ OCC #: ___________

☐ Activate Give-Up ☐ Terminate Give-Up

Exchange: ☐ MIAX Options ☐ MIAX PEARL

OCC Clearing Firm Name: ____ OCC #: ___________

☐ Activate Give-Up ☐ Terminate Give-Up

EXHIBIT M

Exhibit Request:

Provide an alphabetical list of all members, subscribers or other users, including the following information:

1. **Name;**

2. **Date of election to membership or acceptance as a member, subscriber or other user;**

3. **Principal business address and telephone number;**

4. **If member, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g. partner, officer, director, employee, etc.);**

5. **Describe the type of activities primarily engaged in by the member, subscriber, or other user (e.g. floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g. proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of participants, subscribers, or other users in each; and**

6. **The class of membership, participation or subscription or other access.**

Response:

Attached is a list of the members of the Exchange as of March 1, 2018, including the information set forth in items 1-6 above.

MIAX PEARL™
PERFORMANCE, EXECUTION AND RELIABILITY

MEMBER FIRMS

Total Firms 35 **As of 01-Mar-18**

ABN AMRO CLEARING CHICAGO LLC	175 West Jackson Blvd., Ste. 2050 Chicago IL 60604 Tele #: (312) 604-8000	Approval Date: 2/6/2017 **PEARL Membership Activities:** ELECTRONIC EXCH. MEMBER: CLEARANCE
AKUNA SECURITIES LLC	333 S. Wabash Avenue, Suite 2600 Chicago IL 60604 Tele #: (312) 994-4640	Approval Date: 4/17/2017 **PEARL Membership Activities:** MARKET MAKER
BARCLAYS CAPITAL INC.	745 Seventh Avenue New York NY 10019 Tele #: (212) 526-7000	Approval Date: 2/6/2017 **PEARL Membership Activities:** ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
CITADEL SECURITIES LLC	131 South Dearborn Street Chicago IL 60603 Tele #: (312) 395-2100	Approval Date: 2/6/2017 **PEARL Membership Activities:** MARKET MAKER/EEM: ORDER FLOW
CITI ORDER ROUTING AND EXECUTION, LLC	11 Ewall Street, Ste. 103 Mt. Pleasant SC 29464 Tele #: (843) 789-2080	Approval Date: 2/6/2017 **PEARL Membership Activities:** ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
CREDIT SUISSE SECURITIES (USA) LLC	11 Madison Avenue, 3rd Floor New York NY 10010 Tele #: (212) 325-2000	Approval Date: 2/6/2017 **PEARL Membership Activities:** ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
CUTLER GROUP, LP	101 Montgomery Street, Ste. 700 San Francisco CA 94104 Tele #: (415) 293-3956	Approval Date: 2/6/2017 **PEARL Membership Activities:** MARKET MAKER/EEM: ORDER FLOW
DASH FINANCIAL TECHNOLOGIES LLC	311 S. Wacker Drive, Ste. 1000 Chicago IL 60606 Tele #: (847) 550-1730	Approval Date: 2/6/2017 **PEARL Membership Activities:** ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
DEUTSCHE BANK SECURITIES INC.	60 Wall Street New York NY 10005 Tele #: (212) 250-2500	Approval Date: 2/6/2017 **PEARL Membership Activities:** ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
DRW SECURITIES, L.L.C.	540 West Madison, Ste. 2500 Chicago IL 60661 Tele #: (312) 542-3231	Approval Date: 11/14/2017 **PEARL Membership Activities:** ELECTRONIC EXCH. MEMBER: ORDER FLOW
GLOBAL EXECUTION BROKERS, LP	401 City Avenue, Ste. 200 Bala Cynwyd PA 19004 Tele #: (610) 617-2600	Approval Date: 2/6/2017 **PEARL Membership Activities:** ELECTRONIC EXCH. MEMBER: ORDER FLOW
GOLDMAN SACHS & CO. LLC	200 West Street New York NY 10282 Tele #: (212) 902-1000	Approval Date: 2/6/2017 **PEARL Membership Activities:** ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
GROUP ONE TRADING LP	440 South La Salle, Ste. 3232 Chicago IL 60605 Tele #: (312) 347-8864	Approval Date: 2/6/2017 **PEARL Membership Activities:** ELECTRONIC EXCH. MEMBER: ORDER FLOW
HRT FINANCIAL LLC	32 Old Slip, 30th Floor New York NY 10005 Tele #: (212) 293-1444	Approval Date: 4/5/2017 **PEARL Membership Activities:** ELECTRONIC EXCH. MEMBER: ORDER FLOW
IMC-CHICAGO, LLC D/B/A IMC FINANCIAL MARKETS	233 South Wacker Drive, #4300 Chicago IL 60606 Tele #: (312) 244-3300	Approval Date: 2/6/2017 **PEARL Membership Activities:** MARKET MAKER

INSTINET, LLC				Approval Date: 2/6/2017
309 West 49th Street				**PEARL Membership Activities:**
New York	NY	10019	Tele #: (212) 310-9500	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
INTERACTIVE BROKERS LLC				Approval Date: 2/6/2017
One Pickwick Plaza, 2nd Fl.				**PEARL Membership Activities:**
Greenwich	CT	06830	Tele #: (203) 618-5710	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
J.P. MORGAN SECURITIES LLC				Approval Date: 2/6/2017
383 Madison Avenue				**PEARL Membership Activities:**
New York	NY	10179	Tele #: (201) 595-8471	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
JEFFERIES LLC				Approval Date: 2/6/2017
520 Madison Avenue				**PEARL Membership Activities:**
New York	NY	10022	Tele #: (212) 284-2300	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
MATRIX EXECUTIONS, LLC				Approval Date: 2/6/2017
135 S. LaSalle Street, Ste. 3900				**PEARL Membership Activities:**
Chicago	IL	60603	Tele #: (312) 334-8000	ELECTRONIC EXCH. MEMBER: ORDER FLOW
MERRILL LYNCH PROFESSIONAL CLEARING CORP.				Approval Date: 2/6/2017
One Bryant Park, 6th Fl.				**PEARL Membership Activities:**
New York	NY	10036	Tele #: (646) 743-1295	ELECTRONIC EXCH. MEMBER: CLEARANCE
MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORAT				Approval Date: 2/6/2017
One Bryant Park				**PEARL Membership Activities:**
New York	NY	10036	Tele #: (212) 449-1000	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
MORGAN STANLEY & CO. LLC				Approval Date: 2/6/2017
1585 Broadway				**PEARL Membership Activities:**
New York	NY	10036	Tele #: (212) 761-4000	MARKET MAKER/EEM: ORDER FLOW/CLEARANCE
OPTIVER US LLC				Approval Date: 2/6/2017
130 E. Randolph Street, Ste. 1300				**PEARL Membership Activities:**
Chicago	IL	60601	Tele #: (312) 821-9500	MARKET MAKER
PERSHING LLC				Approval Date: 2/6/2017
1 Pershing Plaza, 10th Fl.				**PEARL Membership Activities:**
Jersey City	NJ	07399	Tele #: (201) 413-2000	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
SIMPLEX TRADING, LLC				Approval Date: 2/6/2017
230 So. LaSalle St., Ste. 4-100				**PEARL Membership Activities:**
Chicago	IL	60604	Tele #: (312) 360-2440	MARKET MAKER/EEM: ORDER FLOW
TWO SIGMA SECURITIES, LLC				Approval Date: 9/12/2017
101 Avenue of the Americas, 19th Fl.				**PEARL Membership Activities:**
New York	NY	10013	Tele #: (212) 625-5700	MARKET MAKER/EEM: ORDER FLOW
UBS SECURITIES LLC				Approval Date: 2/6/2017
1285 Avenue of the Americas				**PEARL Membership Activities:**
New York	NY	10019	Tele #: (203) 719-3000	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
VIRTU AMERICAS LLC				Approval Date: 2/6/2017
300 Vesey Street				**PEARL Membership Activities:**
New York	NY	10282	Tele #: (201) 386-2891	MARKET MAKER/EEM: ORDER FLOW/CLEARANCE
VOLANT EXECUTION, LLC				Approval Date: 2/6/2017
111 W. Jackson Blvd., 20th Fl.				**PEARL Membership Activities:**
Chicago	IL	60604	Tele #: (312) 692-5000	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
VOLANT LIQUIDITY, LLC				Approval Date: 2/6/2017
250 Vesey Street, Ste. 2601				**PEARL Membership Activities:**
New York	NY	10281	Tele #: (646) 484-3000	ELECTRONIC EXCH. MEMBER: ORDER FLOW
WEDBUSH SECURITIES INC.				Approval Date: 2/6/2017
1000 Wilshire Boulevard, Suite 900				**PEARL Membership Activities:**
Los Angeles	CA	90017	Tele #: (213) 688-8090	ELECTRONIC EXCH. MEMBER: CLEARANCE

WELLS FARGO SECURITIES, LLC 550 South Tryon Street, 6th Floor Charlotte NC 28202	Tele #: (704) 715-6133	Approval Date: 2/6/2017 **PEARL Membership Activities:** ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
WOLVERINE EXECUTION SERVICES, LLC 175 W. Jackson Blvd., Ste. 200 Chicago IL 60604	Tele #: (312) 884-4000	Approval Date: 2/6/2017 **PEARL Membership Activities:** ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
WOLVERINE TRADING, LLC 175 W. Jackson Blvd., Ste. 200 Chicago IL 60604	Tele #: (312) 884-3490	Approval Date: 2/6/2017 **PEARL Membership Activities:** MARKET MAKER